Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Norway: Total sells a further 15% interest in the Gina Krog field

Paris, October 19, 2015 - Total has signed an agreement to sell a 15% interest in the Gina Krog field in Norway to Tellus Petroleum, a subsidiary of Sequa Petroleum NV. The completion payment will total 1.4 billion NOK. The transaction is subject to the approval of the Norwegian authorities.

“As a result of a full comparative review of our global asset portfolio and in particular of our vast portfolio of opportunities in Norway, we have decided to further divest our participation in this project after the initial sale of an 8% interest in 2014. This sale is in line with our willingness to optimize the Group’s allocation of capital,” commented Arnaud Breuillac, President Exploration & Production.

Sanctioned in 2013, the Gina Krog project is currently under development in the Norwegian North Sea and is expected to start-up in 2017. Upon completion of the sale, Total will retain a 15% interest in Gina Krog alongside Statoil (58.7%, operator), Tellus Petroleum (15%), PGNiG Upstream International (8%) and Det norske oljeselskap ASA (3.3%).

Total Exploration & Production in Norway

Total has been present in Norway for fifty years and has played a major role in the development of a number of large fields on the Norwegian Continental Shelf. Total holds interests in 97 production licences, 31 of which it operates. The affiliate Total E&P Norge AS is one of the largest contributors to the Group’s equity production with 242,000 barrels of oil equivalent per day in 2014.

About Tellus Petroleum

Tellus Petroleum is an Oslo based independent oil & gas company established in 2012 who are currently developing a portfolio of interests in discoveries and producing fields on the Norwegian Continental Shelf.

* * * * *

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.